Mail Stop 4561

May 7, 2009

Thomas Hagan
Corporate Secretary
Patient Portal Technologies, Inc.
8276 Willet Parkway
Baldwinsville, NY 13027

   Re: **Patient Portal Technologies, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed April 27, 2009
     File No. 000-53145

Dear Mr. Hagan:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you state that you obtained the consent of the holders of a majority of the shares of common stock to vote in favor of each of the proposals presented. Please identify the "Agreeing Holders" and the percentage of votes they represent. Please tell us the sequence of events through which these consents were obtained. Also, explain each shareholder's relationship with the company and the circumstances under which they indicated their intention to vote for the proposal.

To the extent that you are indeed soliciting consents in order to effect the transaction, it appears that you must file a preliminary proxy statement. Please refer to Rule 14a-1(f) regarding the term "solicitation."

2. Please file or tell us where to locate your current Certificate of Incorporation and Bylaws. We note that in a Form S-1/A registration statement filed on July 25, 2008, the exhibit index lists these documents as incorporated by reference to a Form SB-2 filed on November 20, 2007. However, no such filing appears to exist.

Proposal 2: Series C Convertible Preferred Stock, page 17

3. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. As you have not included financial information in your proxy statement, please explain to us why you believe financial statements are not material in connection with issuing series C convertible preferred shares. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

4. Please expand your description of Proposal 2, and throughout your filing as appropriate, to disclose the total number of shares of series C convertible preferred stock that will be created in the event the proposal to amend your articles of incorporation is approved. In addition, prominently disclose in the narrative discussion the number of shares of series C convertible preferred stock issuable as part of the Dutchess Restructuring Transaction.

5. We note that in your Form 10-K for the fiscal year ended December 31, 2008, you disclose in the consolidated balance sheet that you have 88,333 redeemable preferred shares issued and outstanding as of the fiscal year end. It does not appear, however, that these outstanding preferred shares were considered in the proposed amendment to your Certificate of Incorporation. Please advise. In addition, please clarify how Proposals 2 and 3 would affect your capital structure. Provide tabular presentation of the company's capital structure as it currently exists identifying the number of shares issued and outstanding, authorized and reserved, and authorized and unreserved, and as it will exist if each of the proposals is adopted.

6. Please state whether you have any additional plans, proposals or arrangements for issuing the newly authorized shares of series C convertible preferred stock, other than in connection with the conversion of the Dutchess debt transaction.

7.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of preferred stock that could result from Proposal 2. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

Proposal 3: Capital Stock (Blank Check Preferred), page 23

8.   Please expand your description of Proposals 3, and throughout your filing as appropriate, to disclose the total number of blank check preferred stock that will be created if Proposal 3 is approved, and state whether you have any plans, proposals or arrangements for issuing the newly authorized shares of blank check preferred.

Proposal 4. Approval of the Long-Term Incentive Stock Option Plan, page 25

9.   Please include a discussion of the material features of the Long-Term Incentive Stock Option plan and provide the information specified in the new plan benefits table. Disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If not, please provide a representation to that effect. Refer to Item 10 of Schedule 14A. For further guidance, see Interpretations 25-40 of the Compliance and Disclosure Interpretations of the Proxy Rules and Schedule 14A available on our website at http://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

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Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, please contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney